FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

CHANGES IN DIRECTORATE
In terms of Section 3.59 of the Listings Requirements of JSE
Limited, shareholders are advised that Matthews Sello Moloko has tendered his resignation from the Board of Gold Fields Limited, with effect from 31 December 2012. This follows his appointment as the Chairman of Sibanye Gold Limited with effect from 1
January 2013.

The Board thanks Mr Moloko for the significant contribution he has made to the affairs of Gold Fields since his appointment in
February 2011 and the Board wishes him every success in his new role.

29 November 2012
Sponsor: JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 November 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs